EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

February 5, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO PROVIDES 2012 YEAR END SUMMARY AND OUTLOOK FOR 2013

Avino Silver & Gold Mines Ltd. (ASM:TSX.V, ASM:AMEX-MKT; “Avino” or the “Company”) is pleased to report the following summary of significant events from 2012 and outlook for 2013.

Avino Achieves Production

On October 1st, 2012, the Company achieved production at the San Gonzalo Mine. This is a significant milestone for the Company reflecting 7 years of planning, determination and hard work from our teams in Canada and Mexico.

2012 Production Highlights

•	Metal production increased for the year by 42% over 2011 to 253,451 silver equivalent ounces (Calculated)*
•	Silver production for the year increased by 44% over 2011 to 191,635 silver ounces (Calculated)
•	Gold production for the year increased by 80% over 2011 to 1,236 gold ounces (Calculated)

Approximate production numbers from each quarter of 2012 are presented below:**

Quarter	Source of Mill Feed	Feed Material Processed (tonnes)	Concentrate Produced (tonnes)	Ag oz Produced (calculated)	Au oz Produced (calculated)	Ag Eq oz Produced* (calculated)
Q1	Historic ET Stockpiles	14,600	176	17,875	220	28,875
Q2	Historic ET Stockpiles	16,900	134	14,129	180	23,129
Q3	Historic ET Stockpiles	20,015	323	31,024	381	50,074
Subtotal	Historic ET Stockpiles	51,515	633	63,028	781	102,078***
Q4	San Gonzalo Mine	19,538	538	128,607	455	151,373
Total		71,053	1,171	191,635	1,236	253,451

*Silver equivalent ounces in 2011 and 2012 were calculated using prices of US$1,700 per oz and US$34.00 per oz for gold and silver respectively and applied to the recovered metal content of the concentrates that were produced from the ET stockpiles and San Gonzalo mine.

**Approximate production numbers, have not been reconciled to shipped tonnage.

*** In Quarters 1 through 3 the Company produced and sold all of the bulk concentrate generated from processing old ET stockpiles. During the first 3 quarters of  2012, the Company  was considered an exploration stage company,  therefore the proceeds from the sale of this concentrate was charged as a reduction of mineral properties and exploration costs.  On October 1, 2012, the Company transitioned to commercial production with respect to the San Gonzalo mine, therefore revenues and related costs will be reflected in the statement of comprehensive income and loss going forward. The revenues and costs for Q4 will be reflected in the annual audited financial statements.

“2012 was a very exciting and productive year for Avino and we hope to report even better news in 2013. We have made, and will continue to make, improvements that we believe will have a positive impact going forward. As we concentrate on improving efficiencies of the operations, our focus in  2013 will be to reduce costs, increase production at San Gonzalo and prepare for development and production at Avino’s main mine in 2014.” – David Wolfin, President & CEO.

During the first three quarters of 2012, Avino processed material left over from past mining of the main Avino vein. The old ET stockpiles had been left on the surface in various locations across the property making delivery for processing easy and cost efficient. The stockpiles provided Avino an opportunity to generate cash flow while tuning the mill and continuing underground advancement and mining at San Gonzalo.

On October 1st, Avino began processing high-grade material from the San Gonzalo Mine with plans to accommodate a sustained 250 tonne per day (“tpd”) operation. As expected, production numbers surged and in the fourth quarter more silver equivalent was produced than in the first three-quarters combined; results were also consistent with the data from the 2010 bulk sample program. During the fourth quarter, silver and gold feed grades from the San Gonzalo Mine averaged 258 g/t and 1.04 g/t respectively; recoveries averaged 79% for silver and 69% for gold.

Avino expects grades and recoveries will improve at lower levels because silver assay results from the 2007 drilling at levels 4 and 5 of the mine produced a number of core intercept samples (down hole) greater than 1,000 g/t Ag, some reaching as high as 5,265 g/t Ag, over 0.65 metres. In addition, independently verified metallurgical test work on the deeper level core samples yielded recoveries of 89%-90% for silver and 92%-93% for gold.

SG Underground Advancement

After the completion of the bulk sample taken in the spring of 2011, which was comprised of material from levels 1 and 2, mine advancement at San Gonzalo has been ongoing. In 2012, the remaining material from the stopes on level 2 was mined and brought to the surface. Level 3 was the main focus of mining activities with two stopes having been developed and partially extracted by the end of the year. By the end of July, a decline from level 3 to level 4 had been completed and work on the ramp to level 5 had commenced. Subsequent drifting on level 4 produced samples that assayed as high as 14,768 g/t Ag over 0.4 metres or 1,380 g/t over 2.22 metres. These assay results represented the highest grade Avino has sampled at San Gonzalo in 6 years of exploration. By year-end, level 5 had nearly been reached and stope development on level 4 was underway. Underground advancement for 2012 totalled 2,558 metres.

Main Avino Mine - Royalty Agreement

In February 2012, a new long-term royalty agreement was signed to grant Avino mining rights to the main Avino vein. Mining activities were suspended on the Avino vein in 2001 due to low metals prices and the closure of a key smelter. Avino plans to re-open the old Avino mine once de-watering and all necessary modifications to the processing plant have been completed.  When operations resume, Avino will use its existing 1,000 tpd circuit to process the material. Between 1998 and 2000, leading up to the mines closure, annual output averaged 933,240 oz/Ag, 7,537 oz/Au and 9,305,347 lbs/Cu. When the mine re-opens in 2014, Avino expects to process similar material at a similar rate as it did prior to closure in 2001 and expects similar output levels.

Exploration – Avino Mine

Shortly after signing the new royalty agreement, the Company embarked on an exploration program to further define remaining resources. The 2012 drill program, which totalled 3,263 metres through 9 holes was intended to form the basis for a current mineral resource estimate below level 12 to be included in a forthcoming NI 43-101 compliant resource report. The results were consistent with results from drilling conducted between 2006 and 2008 and demonstrated the thickness and consistency of the vein. Full results from the drill program can be viewed in Avino’s third quarter MD&A on Avino’s website or on SEDAR.

Preliminary Economic Assessment – Oxide Tailings Resource

In July 2012, the Company filed an independent updated technical report on the Avino property focused on the oxide tailings resource. The report outlined a 1,370 tpd cyanide heap leach operation using two metal price scenarios. Details of a preliminary economic assessment are outlined below:

Metal Production

Total Tonnes to Mill	2,340,000
Annual Tonnes to Mill	500,000
Mine Life	5 years
Average Silver Grade (g/t)	91.30 g/t
Average Gold Grade (g/t)	0.54 g/t
Total Silver Production (oz)	4,814,000
Total Gold Production (oz)	31,000
Average Annual Silver Production (oz)	1,028,860
Average Annual Gold Production (oz)	6,580

Economics

	Base Case	Spot Price Case
Gold Value (US$)	$1,256	$1,622
Silver Value (US$)	$20.38	$28.36
IRR	54.4%	92%
Payback period	1.6 years	1.1 years
NPV (US$’000) 8% discount rate	$38,647	$74,186

A preliminary economic assessment should not be considered a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time.  The above preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to apply economic considerations that would allow for categorization as mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Data disclosed in July 25th, 2012 technical report by Tetra Tech: A Technical Report on the Avino Property.  Michael O'Brian, M.Sc.,  Pr.Sci.Nat, FGSSA, FAusIIM, FSAIIM,  Hassan Ghaffari, P.Eng., Jacques Ouellet, P.Eng., Ph.D., Monica Danon-Schaffer, Ph.D, P.Eng., Sabry Abdel Hafex, Ph.D., P.Eng and Wayne Stoyko, P.Eng., are the Qualified Persons, as defined under National Instrument 43-101, who supervised and are responsible for the Techncial Report on the Avino Property.

Management/Personnel

In 2012, the operation at Avino grew considerably. Key appointments were made including the promotions of Mr. Carlos Rodriguez, Mine Manager to Chief Operating Officer and Mr. Malcolm Davidson, Senior Accountant to Chief Financial Officer. Avino also re-hired Mr. Gerardo Mejia as the mine superintendent. Mr. Mejia is very familiar with the underground workings at the Avino Mine as he was superintendent at Avino before the operation ceased in 2001. Two new experienced field geologists were also added to help with both surface and underground exploration.

Property Option Agreements

During the year, Avino entered into two separate option agreements. Avino optioned its Laberinto property in Durango, Mexico to Endeavour Silver Corp. (See news release dated July 31, 2012) and its Eagle property located in the prolific Keno Hill Mining district in the Yukon Territory, Canada to Benz Capital Corp. (see news release dated January 6, 2012) Avino feels that both properties are of merit and hold significant potential.

Financing

In December, the Company entered into a credit facility with Caterpillar Finance for up to US $5 million. The financing will help Avino advance its current operations at San Gonzalo and reopen the old Avino Mine (for more information please see the news release dated December 20, 2012). With the credit facility in place, the Company has acquired several key pieces of mining equipment including: a new Caterpillar 420F Backhoe loader, Caterpillar R1600 Scoop tram and an Oldenburg underground rock drill. This equipment represents roughly one third of the credit facility.

Outlook

The focus for 2013 is to improve and strengthen operational efficiency at the Avino operation and reconfigure the plant in anticipation of higher throughput for 2014.

Key objectives for 2013 include:

1.	Increase cash flow from mine operations by reducing costs and improving operational efficiency;

2.	Aggressively drive the development of the main Avino Mine with the goal of production in 2014;

3.	Resume exploration drilling across the property;

4.	Review acquisition opportunities; and

5.	Publish a new NI 43-101 complaint resource estimate covering the San Gonzalo and Avino Mines.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.